

10035170

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53607

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cassandra Trading Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore 312-362-3401
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 W. Jackson Blvd Suite 2045 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FEB 2 6 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

Claims for exemptions from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Cassandra Trading Group, LLC., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Member

Title


OFFICIAL SEAL
MARION GONZALEZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-4-2013



Notary Public

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cassandra Trading Group, LLC
(An Illinois
Limited Liability Company)

Financial Statements
Year Ended December 31, 2009, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

Cassandra Trading Group, LLC
Annual Report
For the Year Ended December 31, 2009

Table of Contents

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
Cassandra Trading Group, LLC

In our opinion, the accompanying Balance Sheet and the Related Statement of Income, Changes in Member's Capital and Statement of Cash Flows present fairly, in all material respects, the financial position of **Cassandra Trading Group, LLC** as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

These financial statements are the responsibility of the members, and for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation for financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company: and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA's PC

February 22, 2010

Cassandra Trading Group, LLC
(An Illinois limited liability company)
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	1,317,014
Securities owned:		
Marketable securities, at market value		26,603,813
Options, at fair value		2,473,375
Total securities owned		29,077,188
Due from broker dealer		9,023,372
Futures open trade equity		231,686
Accrued dividend receivable		66,088
Accrued Income and prepaid expenses		
Other securities		181,769
Fixed assets net of depreciation		0
Preferred stock in clearing firm		35,000
Total Assets	$	39,932,117

Liabilities and Member's Equity

Liabilities		
Securities sold short:		
Marketable securities sold short, at market value	$	26,636,133
Options sold short, at fair value		945,435
Accrued liabilities		17,112
Dividend payable		59,882
Total liabilities		27,658,562
Member's equity		12,273,555
Total member's equity and Liabilities	$	39,932,117

The accompanying notes to financial statements are an integral part of this statement

Cassandra Trading Group, LLC
(An Illinois limited liability company)
Statement of Operations
For the year ended December 31, 2009

Revenues:		
Trading revenue net of commissions	$	8,020,585
Futures trading revenue net of commissions		-1,450,988
Commissions		2,443,417
Interest and dividend income		919,942
Other income		97,474
Total Revenue		10,030,430
Expenses:		
Interest Expense		388,335
Short stock rebates		163,562
Regulatory and other expenses		31,535
Rent expense		33,179
Dividend expense		3,698,615
Technology & information expenses		234,856
Other operating expenses		318,739
Total expenses		4,868,821
Net Income	$	5,161,609

The accompanying notes to financial statements
are an integral part of this statement

Cassandra Trading Group, LLC
(An Illinois limited liability company)
Statement of Changes in Member's Equity
For the year ended December 31, 2009

Member's capital, December 31, 2008	$	17,963,546
Capital contributions		5,885,683
Capital withdrawals		(16,737,283)
Net income		5,161,609
Member's capital, December 31, 2009	$	12,273,555

The accompanying notes to financial statements
are an integral part of this statement

Cassandra Trading Group, LLC
(An Illinois limited liability company)
Statement of Cash Flows
For the year ended December 31, 2009

Cash Flows From Operating Activities:	
Net Income	$ 5,161,609
Items not effecting cash flow to reconcile cash depreciation	0
Changes in assets and liabilities:	
Increase in securities owned	(12,813,028)
Increase in receivable from brokers and dealers	3,256,452
Change in futures open trade equity value	(53,283)
Increase in other assets	(106,349)
Increase in accrued income and prepaids	104,855
Increase in accrued dividends payable	37,908
Increase in securities sold	16,222,693
Increase in accounts payable and accrued liabilities	17,112
Net Cash used in operating activities	11,827,969
Cash Flows From Investing Activities:	
Purchase of fixed assets	0
Purchase of preferred jbo stock	0
Net Cash used in investing activities	0
Cash Flows From Financing Activities	
Proceeds from capital contributions	5,885,683
Payments for capital withdrawals	(16,737,283)
Net cash provided by financing activities	(10,851,600)
Net change in cash and cash equivalents	976,369
Cash at December 31, 2008	340,645
Cash at December 31, 2009	$ 1,317,014

Interest expense paid	388,335

The accompanying notes to financial statements
are an integral part of this statement

Cassandra Trading Group, LLC
Notes to the Financial Statements
For the year ending December 31, 2009

NOTE 1 Organization

Cassandra Trading Group, LLC (The "Company") was organized under the Illinois Limited Liability Company Act on October 31, 2001. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **Cassandra Trading Group, LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts at Goldman Sachs Execution & Clearing, L.P. a registered clearing partner of the Exchange.

NOTE 2 Significant Accounting Policies

The preparation of financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
In the normal course of business, the Company enters into transactions in exchange traded securities, including options thereon which are used primarily to hedge certain proprietary securities and commitments. Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

Income Taxes.
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

Depreciation.
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 Clearing Agreement

The Company has a joint back office (JBO) clearing agreement with Goldman Sachs Clearing The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 35,000 in a preferred interest in Goldman Sachs Execution and Clearing, LP. The Company's interest in Goldman Sachs is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange, the Company is required to maintain a minimum net liquidating trading value of $1 million in Goldman Sachs exclusive of the preferred stock value of $35,000

NOTE 4 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for the JBO Stock ownership, their carrying amounts approximate their fair value.

NOTE 4 Fair Value measurements

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents. The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value

Cash and securities, due from broker , bonds	Level 1		Total	$37,160,968
Derivatives and OTE futures	Level 1		Total	2,705,061
Dividends and accrued income	Level 1		Total	66,088
Total at Fair Value	Level 1		Total	$39,932,117

Liabilities at Fair Value

Securities sold, not yet purchased	Level 1		Total	$ 26,636,133
Options sold, not yet purchased	Level 1		Total	945,435
Dividends and accrued payables	Level 1		Total	76,994
Total at Fair Value	Level 1		Total	$ 27,658,562

NOTE 5 Securities Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Options	Securities
Sold, not yet purchased	$ 945,435.00	$ 26,636,133.00

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance –sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

NOTE 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2009 the Company had net capital of $ 5,197,285, which was $5,097,285 in excess of its required net capital.

NOTE 7 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2009 consist of the following:

Broker-dealer	$9,023,372.00

The amount receivable from broker-dealers is collectible cash primarily from trading stock and stock options. The cash balance receives interest at the broker call rate.

The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

NOTE 8. Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

NOTE 9. Financial Instruments Held or Issued for Trading Purposes

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

The Company trades in exchange traded equities and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, and options on stock)	$8,020,585.00
Futures Trading activities	-$1,450,988.00

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2009, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

December 31, 2009	Asset FMV	Liability FMV	Asset Average. FMV	Liability Average FMV
Options	2,473,345	945,435	2,097,511	961,480
Futures OTE	231,686		205,044	

NOTE 10 Guarantees

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FIN 45. Derivatives that meet the FIN 45 definition of guarantees include written options. Since the Company does not track the counterparties purposes for entering into a derivative contract it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written options on futures and on securities, are disclosed as at their fair value.

The Company records all derivative contracts at fair value. For this reason the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts, rather the Company manages the risk exposure on a fair value basis. Aggregate market risk limits have been established and market risk measures are routinely monitored against these limits. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under those membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 11 Commitments and Contingencies

The Company has no long term agreements which would require expenditures in future periods.

NOTE 13 SUBSEQUENT EVENTS

Nothing to report

Cassandra Trading Group, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2009

Member's capital, December 31, 2009	$	12,273,555
Less:		
Non allowable assets		-35,000
Capital charges on futures contracts		-281,825
Haircuts		-6,485,481
Undue concentration		-273,964
Net capital		5,197,285
Required net capital		100,000
Excess capital	$	5,097,285
Excess capital @ 1000%	$	5,189,586

Note The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by Cassandra Trading Group, LLC as of December 31, 2009

The accompanying notes to financial statements are an integral part of this statement

Cassandra Trading Group, LLC
(An Illinois limited liability company)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	76,994
Other		0
		76,994

Ratio: Aggregate Indebtedness to Net Capital	**1.481427% to 1**

The accompanying notes to financial statements are an integral part of this statement

Schedule II

Cassandra Trading Group, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2009

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: **The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.**

The accompanying notes to financial statements
are an integral part of this statement

Robert Cooper and Company CPA P.C.
141 W. Jackson blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Members:
Cassandra Trading Group, LLC

In planning and performing our audit of the financial statements of **Cassandra Trading Group, LLC** for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Cassandra Trading Group, LLC** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;
(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Advisors and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Robert Cooper & Company CPAs P.C.
February 22, 2010

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2009

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Michael Moore
Managing Member
Cassandra Trading Group, LLC